SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 --------------

                                  Schedule 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. ___)*


                       The Langer Biomechanics Group, Inc.
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                                (Name of Issuer)

                          Common Stock, $.02 par value
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                         (Title of Class of Securities)

                                    515707107
                             -----------------------
                                 (CUSIP Number)

                                             Copy to:
Stephen V. Ardia                             Gary T. Moomjian, Esq.
3 West Lake Street                           Kaufman & Moomjian, LLC
Skaneateles, NY  13152                       Suite 206
(315) 685-6960                               500 Charles Lindbergh Blvd.
                                             Mitchel Field, NY 11553
                                             (516) 222-5100


--------------------------------------------------------------------------------
(Name, Address and Telephone Number of  Person Authorized to Receive Notices and
                                Communications)

                                October 16, 2000
                        ---------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box . [ ]

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                Page 1 of 5 Pages

----------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.  515707107                 13D                  Page 2 of 5 Pages
-----------------------------                      -----------------------------

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  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       Stephen V. Ardia
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]

                                                                    (b) [ ]

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  3    SEC USE ONLY

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  4    SOURCE OF FUNDS*

       PF
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  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
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                      7    SOLE VOTING POWER

    NUNBER OF              135,000
                      ----------------------------------------------------------
     SHARES           8    SHARED VOTING POWER

  BENEFICIALLY             None
                      ----------------------------------------------------------
    OWNED BY          9    SOLE DISPOSITIVE POWER

     EACH
                           135,000
   REPORTING          ----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
    PERSON

    WITH                   None
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       135,000
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                [ ]

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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.0%
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  14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT! *

ITEM 1.   SECURITY AND ISSUER
          -------------------

          This statement relates to the common stock, par value $.02 per share (the "Common Stock"), of The Langer Biomechanics Group, Inc., a New York corporation (the "Issuer"). The address of the Issuer is 450 Commack Road, Deer Park, NY 11729.


ITEM 2.   IDENTITY AND BACKGROUND
          -----------------------

         (a) This schedule is being filed on behalf of Stephen V. Ardia.

         (b) Mr. Ardia's residence address is 3 West Lake Street, Skaneateles, New York 13152.

         (c) Mr. Ardia is Chairman of the Board of Directors of the Issuer.

         (d)-(e) During the last five years, Mr. Ardia has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was he a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violations with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

          Mr. Ardia purchased 49,000 shares of Common Stock in January 1999 for $73,500 in cash from his personal funds. In addition, Mr. Ardia was issued shares of Common Stock in consideration of his services as a director of the Issuer as follows: 4,000 shares on November 30, 1998; 4,000 shares on August 22, 2000; and 3,000 shares on October 13, 2000 (which October 13, 2000 shares, together with certain options that recently became exercisable within 60 days, put Mr. Ardia's ownership to slightly above 5.0%). Mr. Ardia is also filing this schedule because he became a member of a group (as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) upon his execution of a certain shareholders agreement, dated December 28, 2000, by and among OrthoStrategies, Inc. ("OrthoStrategies"), the Issuer, Mr. Ardia, certain other shareholders of the Issuer (together with Mr. Ardia, hereinafter referred to as the "Shareholders") and OrthoStrategies Acquisition Corp. ("Purchaser") (the "Shareholders Agreement"). Pursuant to the Shareholders Agreement, as an inducement to Purchaser to enter into an agreement to effect a cash tender offer (the "Offer") for up to 75% of the issued and outstanding shares of Common Stock (the "Offer Agreement"), the Shareholders covenanted to vote in a certain manner the shares of Common Stock owned by such Shareholders. The Offer Agreement and the Shareholders Agreement were filed as Exhibits 10.1 and 10.2, respectively, to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2001 (the "Form 8-K"). See Item 6 for a more detailed description of the Shareholders Agreement.

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

          Purchaser intends to effect a tender offer, scheduled to commence on January 10, 2001, for up to 1,959,886 shares (75%) of the Issuer's issued and outstanding Common Stock at a purchase price of $1.525 per share. The voting arrangements in the Shareholders Agreement, as described in Item 6 below, are intended to support Purchaser's efforts to effect the tender offer.

          Pursuant to the Shareholders Agreement, Mr. Ardia has agreed to tender all of his shares of Common Stock into the Offer.

                               Page 3 of 5 Pages

          Pursuant to the Offer Agreement, upon consummation of the Offer, Andrew H. Meyers, the President and principal stockholder of OrthoStrategies, will become Chief Executive Officer and President of the Issuer. In addition, upon completion of the Offer, Mr. Ardia and all of the other current directors of the Issuer have agreed to resign from the Board of Directors and Andrew H. Meyers and, at Purchaser's option, four additional person designated by Purchaser, will be appointed to the Board of Directors of the Issuer. Such agreements to resign are set forth in a letter agreement, dated December 28, 2000 (the "Resignation Agreement"), a copy of which was filed as Exhibit 10.3 to the Form 8-K.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER
          ------------------------------------

          (a) Mr. Ardia is currently the beneficial owner of 135,000 shares of Common Stock, 75,000 of which are issuable under outstanding stock options exercisable within sixty days.

          (b) Except as may be provided otherwise in the Shareholders Agreement described in Item 6 below, Mr. Ardia has sole voting power and sole dispositive power with respect to the 60,000 shares of Common Stock owned by him and the 75,000 shares of Common Stock he has the right to receive upon exercise of outstanding stock options and payment therefor.

          (c) No transactions in the Common Stock were effected by Mr. Ardia during the past 60 days.

ITEM 6.   CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS  WITH  RESPECT
          ----------------------------------------------------------------------
          TO SECURITIES OF  THE ISSUER.
          ----------------------------

          Pursuant to the terms of the Shareholders Agreement, each Shareholder has agreed to tender to the Purchaser, in the Offer, all shares of the Issuer's common stock owned by such Shareholder (the "Subject Shares"). In addition, each Shareholder covenants that at any meeting of shareholders of the Issuer or in any other circumstances upon which the Shareholders' vote, consent or approval is sought, such Shareholder shall (or shall cause the record holder of his or its Subject Shares) vote or cause to be voted his or its Subject Shares against any (a) amendment of the Issuer's Certificate of Incorporation or by-laws, which amendment would be reasonably likely to impede, frustrate, prevent or nullify the tender offer by Purchaser or change in any manner the voting rights of any class of the Issuer's common stock, (b) action that would cause the Issuer to breach any representation, warranty or covenant of the Offer Agreement or (c) action to elect to the Issuer's Board of Directors anyone other than the designees of Purchaser or replacements of existing Directors. Each Shareholder has also agreed not to, subject to certain exceptions, during the period commencing on December 28, 2000 and ending on the earlier of (a) the purchase of the Subject Shares by Purchaser and (b) March 31, 2001, (i) sell, transfer, give, pledge, assign or otherwise dispose of (each, a "Transfer") any or all of the Subject Shares or any options or warrants owned by such Shareholder (collectively, "Options") or any interest therein or enter into any contract, option or other arrangement with respect to the Transfer of the Subject Shares or Options or (ii) enter into any voting arrangement in respect of the Subject Shares and shares issuable upon exercise of the Options.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.
          ---------------------------------

          1. The Shareholders Agreement (Incorporated by reference: Exhibit10.2 to the Form 8-K).

          2. The Offer Agreement (Incorporated by reference: Exhibit 10.1 to the Form 8-K).

          3. The Resignation Agreement (Incorporated by reference: Exhibit 10.3 to the Form 8-K).

                               Page 4 of 5 Pages

                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



January 9, 2001                                    /s/ Stephen V. Ardia
---------------------                           --------------------------
Date                                               Stephen V. Ardia